UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice respecting Update to the Agenda of the General Meeting

Item 1

Notice respecting Update to the Agenda of the General Meeting

Further to the report dated December 6, 2017, regarding the convening of an annual and extraordinary general meeting tomorrow, January 10, 2018 (Ref: 2017-02-114258), the Company has decided, for the sake of caution, to remove the resolutions specified below from the agenda of the general meeting which will convene tomorrow. Such resolutions are being removed in light of doubt arising with respect to the manner of interpretation and implementation of the mechanism of the relative compensation paid to the Company’s external directors by virtue of the Israeli Companies Regulations (Rules respecting Compensation and Expenses to External Directors), 5760-2000, which may affect the validity of the following resolutions:

1.	Resolution no. 4 (with respect to its part relating to assignment of the equity compensation of certain directors to Israel Corporation);

2.	Resolution no. 5 (management fee agreement with Israel Corporation);

3.	Resolution no. 6 (agreement for the purchase of natural gas from Energean).

The Company plans to act, for the sake of caution, to reapprove the said resolutions, and to convene an extraordinary general meeting in order to approve them.

Moreover, the Company intends to complete its examination of the interpretation issue and all the implications stemming therefrom including, to the extent possible, by receiving the Israel Securities Authority reference. The Company will report upon completion of the clarification.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: January 9, 2018